SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Petrobras releases items 12.6 to 12.10 of the Reference Form relating to the candidates indicated for the Board of Directors and Audit Committee by non-controlling shareholders

Rio de Janeiro, April 24, 2013 – Petróleo Brasileiro S.A. – Petrobras announces it has received the indications of candidates for the Board of Directors (CA) and Audit Committee (CF) from a group of shareholders representing at least 0.5% (zero point five percent) of the company’s capital, as provided in CVM Instruction 481/09 and according to the instructions contained in the Manual for Participation in Annual and Special Shareholders’ Meeting of April 29, 2013. Below are items 12.6 to 12.10 of the Reference Form for the indicated candidates:

12.6.a. name	MAURO GENTILE RODRIGUES DA CUNHA
12.6.b. age	41 years
12.6.c. profession	Manager
12.6.d. CPF	004.275.077-66
12.6.e. elective position held	Full Member of the Board of Directors (commom shares)
12.6.f. election date	[to be defined]
12.6.g. tenure date	[to be defined]
12.6.h. mandate length	Untill 2014 AGM
12.6.i. other role in the company	No
12.6.j. elected by the controlling shareholder or not	No
12.7 Information about committee members	Not applied
12.8 a. Short Bio

Over the past 20 years, Mr. Cunha has developed a distinguished career in the fields of capital markets and corporate governance. Between 1998 and 2012, funds under his management or co-management outperformed the Brazilian market by 11.5 percentage points per year, net of all fees, in institutions such as Banco Pactual, Investidor Profissional, Bradesco Templeton, Franklin Templeton, Mauá Investimentos and Opus Investimentos. He was part of a select group of professionals who were deeply involved in the legal improvements of the Brazilian capital markets and the creation of the Novo Mercado. In some of his positions, he was able to engage proactively with many companies and their controlling shareholders in order to improve their organizations’ corporate governance practices. The results included improved returns for the companies and their investors, as well as better understanding of the ideal corporate structure for each group’s culture and needs (sometimes involving delisting of public entities). One of his major accomplishments was the leadership of IBGC, which under his tenure became one of the world’s largest corporate institutes – respected nationally and internationally for the quality of its contents, its impact on society and its independence. He currently serves as CEO at Amec, the Brazilian Investors’ Association. Mr. Cunha holds a BA in Economics from PUC-RJ and an MBA from the University of Chicago. He is a CFA since 1997

12.8.b. Condemnations	Mauro Rodrigues da Cunha does not have any criminal conviction nor condemnation by law court nor by CVM (Brazilian SEC), that should preclude or restrain the exercise of any professional activities.
12.9. Marital status	Mauro Rodrigues da Cunha has no marriage relationship, nor relatives relations to inform under item 12.9 of “Formulário de Referência” (ICVM 480)
12.10.a. subordination relationship, work for hire or in controlled companies in the last 3 years among company’s board and controlled company, directly or not, by the issuer.	Not applied
12.10.b. subordination relationship, service provider or relationship of controll over the last 3 years among the issuer manager and the controlling shareholder, directly or not, by the issuer.	Not applied
12.10.c. Where relevant, supplier, client, debtor or creditor by the issuer, by the controller company’s controlled or the controlled company’s controlled	Not applied

12.6.a. name	JORGE GERDAU JOHANNPETER
12.6.b. age	75 years
12.6.c. profession	Lawyer
12.6.d. CPF	000.924.790-49
12.6.e. elective position held	Full Member of the Board of Directors (preferred shares)
12.6.f. election date	[to be defined]
12.6.g. tenure date	[to be defined]
12.6.h. mandate length	Untill 2014 AGM
12.6.i. other role in the company	No
12.6.j. elected by the controlling shareholder or not	No
12.7 Information about committee members	Not applied
12.8 a. Short bio

He has been a director since October 19, 2001 and is a director at Petrobras Distribuidora S.A. - BR. He was appointed member of the Remuneration and Succession Committee of our board of directors on October 15, 2007 and of the Environment Committee on December 22, 2011. Mr. Johannpeter is chairman of the board of directors at Gerdau, director of the Brazil Steel Institute - IABr and of the World Steel Association and is a member of the Economic and Social Development Council – CDES. He is also president of the federal government’s Chamber for Management, Performance and Competitiveness Policies. Mr. Johannpeter is also active in the area of non-profit organizations in the capacity of president of the council of the Quality and Productivity Program of Rio Grande do Sul State – PGQP, leader of the Brazil Competitive Movement – MBC, member of the Brazilian Quality Association – ABQ and of the decision-making council of Parceiros Voluntários. Mr. Johannpeter obtained a bachelor of law and a social sciences degree from the Federal University of Rio Grande do Sul - UFRGS at Porto Alegre, in 1961.

12.8.b. Condemnations	Jorge Gerdau Johannpeter does not have any criminal conviction nor condemnation by law court nor by CVM (brazillian SEC), that shuld preclude or restrain the exercise of any professional activities.
12.9. Marital status	Jorge Gerdau Johannpeter has no marriage relationship, nor relatives relations to inform under item 12.9 of “Formulário de Referência” (ICVM 480)
12.10.a. subordination relationship, work for hire or in controlled companies in the last 3 years among company’s board and controlled company, directly or not, by the issuer.	Not applied
12.10.b. subordination relationship, service provider or in controlled companies in the last 3 years among the issuer manager and the controlling shareholder, directly or not, by the issuer.	Not applied

12.10.c. Where relevant, supplier, client, debtor or creditor by the issuer, by the controller company’s controlled or the controlled company’s controlled	Not applied

12.6.a. name	REGINALDO FERREIRA ALEXANDRE
12.6.b. age	54 years
12.6.c. profession	Economist
12.6.d. CPF	003.662.408-03
12.6.e. elective position held	Full Member of the Fiscal Board (common shares)
12.6.f. election date	[to be defined]
12.6.g. tenure date	[to be defined]
12.6.h. mandate length	Untill 2014 AGM
12.6.i. other role in the company	No
12.6.j. elected by the controlling shareholder or not	No
12.7 Information about committee members	Not applied
12.8 a. Short Bio

Economist with eighteen years of experience in investment analysis – as an analyst, organizer and head of teams of analysis - has held these positions successively at Citibank, Unibanco, BBA (now Itaú-BBA), Paribas (now BNP Paribas) and Itau.  He was also an analyst for corporate credit (Citibank) and also acted as a consultant in strategy (Accenture) and corporate finance (Deloitte) an experience that extends now to Proxycon Business Consulting (corporate governance and corporate finance). Member of the Brazilian Accounting Standards Setter (Comitê de Pronunciamentos Contábeis, CPC) since its founding in 2005. Certified investment analyst (CNPI). Portfolio manager accredited by Brazilian Securities and Exchange Commission. Member of the Working Group established by the Brazilian Federal Accounting Council (CFC) to monitor and make suggestions to the proposed changes to international accounting standards issued by the International Accounting Standards Board (IASB). President of the Brazilian Association of Investment Analysts - APIMEC, elected for the period 2013-2014. Currently member of the “Conselho Fiscal” (a kind of Audit Committee, whose members are elected by shareholders) of the following Brazilian publicly traded companies: Cremer SA (chairman of the Conselho Fiscal; Cremer is a healthy care products company) Paraná Banco SA (a bank) Tecnisa SA (a real estate company)Unipar S.A. (a petrochemical company) Unipar (a holding company) Grendene ( a manufacturer of plastic shoes) Bradespar (a holding company that share the control of Vale – a global major mining company – with Brazilian pension funds). Former member of the Conselho Fiscal of Tele Norte Celular Participações S.A. e Cia. Siderúrgica Belgo-Mineira

12.8.b. Condemnations

Reginaldo Ferreira ALexandre does not have any criminal conviction nor condemnation by law court nor by CVM (Brazilian SEC), that should preclude or restrain the exercise of any professional activities.

12.9. Marital status	Reginaldo Ferreira ALexandre has no marriage relationship, nor relatives relations to inform under item 12.9 of “Formulário de Referência” (ICVM 480)
12.10.a. subordination relationship, work for hire or in controlled companies in the last 3 years among company’s board and controlled company, directly or not, by the issuer.	Not applied
12.10.b. subordination relationship, service provider or relationship of controll over the last 3 years among the issuer manager and the controlling shareholder, directly or not, by the issuer.	Not applied
12.10.c. Where relevant, supplier, client, debtor or creditor by the issuer, by the controller company’s controlled or the controlled company’s controlled	Not applied

12.6.a. name	MÁRIO CORDEIRO FILHO
12.6.b. age	51 years
12.6.c. profession
12.6.d. CPF	033.547.388-12
12.6.e. elective position held	Alternate Member of the Fiscal Board (common shares)
12.6.f. election date	[to be defined]
12.6.g. tenure date	[to be defined]
12.6.h. mandate length	Untill 2014 AGM
12.6.i. other role in the company	No
12.6.j. elected by the controlling shareholder or not	No
12.7 Information about committee members	Not applied
12.8 a. Short bio

Mario Cordeiro Filho has degree as Economist (FEA USP) and as Accountant (Faculdade São Luís). He also graduated in Controllership (ADIFEA), Industrial Administration (Fundação Vanzolini/Escola Politécnica USP), Finnance MBA (INSPER), Master’s degree in Accounting. Worked in banks, insurance companies, chemical and petrochemical industries, road concessions and audit. Currently works as independent consultant in valuation and international account, is also a teacher in Fundação Armando Alvares Penteado and Trevisan Escola de Negócios.

12.8.b. Condemnations	Mario Cordeiro Filho does not have any criminal conviction nor condemnation by law court nor by CVM (Brazillian SEC), that shuld preclude or restrain the exercise of any professional activities.
12.9. Marital status	Mario Cordeiro Filho has no marriage relationship, nor relatives relations to inform under item 12.9 of “Formulário de Referência” (ICVM 480)
12.10.a. subordination relationship, work for hire or in controlled companies in the last 3 years among company’s board and controlled company, directly or not, by the issuer.	Not applied
12.10.b. subordination relationship, service provider or in controlled companies in the last 3 years among the issuer manager and the controlling shareholder, directly or not, by the issuer.	Not applied
12.10.c. Where relevant, supplier, client, debtor or creditor by the issuer, by the controller company’s controlled or the controlled company’s controlled	Not applied

12.6.a. name	WALTER LUIS BERNARDES ALBERTONI
12.6.b. age	44 years
12.6.c. profession	Lawyer
12.6.d. CPF	147.427.468-48
12.6.e. elective position held	Full Member of the Fiscal Board (preferred shares)
12.6.f. election date	[to be defined]
12.6.g. tenure date	[to be defined]
12.6.h. mandate length	Untill 2014 AGM
12.6.i. other role in the company	No
12.6.j. elected by the controlling shareholder or not	No
12.7 Information about committee members	Not applied
12.8 a. Short bio

Walter Luis Bernardes Albertoni is a lawyer (OAB 123.283), with a JD degree (1992) from PUC-SP. He also graduated in civil law (PUC-SP), corporate law and tax law (LLM, Insper). He is an alternate member of the Conselho de Recursos do Sistema Financeiro Nacional (CRSFN). Mr. Albertoni has more than 20 years of experience in civil, corporate and business cases, having participated in a number of M&A transactions, and issued legal opinions on corporate events in the Brazilian capital markets. Mr. Albertoni has also acted as legal counsel for Amec since 2006, assisting the organization in its positions in defense of minority investors

12.8.b. Condemnations	Walter Albertoni does not have any criminal conviction nor condemnation by law court nor by CVM (brazillian SEC), that shuld preclude or restrain the exercise of any professional activities.
12.9. Marital status	Walter Albertoni has no marriage relationship, nor relatives relations to inform under item 12.9 of “Formulário de Referência” (ICVM 480)
12.10.a. subordination relationship, work for hire or in controlled companies in the last 3 years among company’s board and controlled company, directly or not, by the issuer.	Not applied
12.10.b. subordination relationship, service provider or in controlled companies in the last 3 years among the issuer manager and the controlling shareholder, directly or not, by the issuer.	Not applied
12.10.c. Where relevant, supplier, client, debtor or creditor by the issuer, by the controller company’s controlled or the controlled company’s controlled	Not applied

12.6.a. name	ROBERTO LAMB
12.6.b. age	64 years
12.6.c. profession	Teacher
12.6.d. CPF	009.352.630-04
12.6.e. elective position held	Alternate Member of the Fiscal Board (preferred shares)
12.6.f. election date	[to be defined]
12.6.g. tenure date	[to be defined]
12.6.h. mandate length	Untill 2014 AGM
12.6.i. other role in the company	No
12.6.j. elected by the controlling shareholder or not	No
12.7 Information about committee members	Not applied
12.8 a. Short bio

Roberto Lamb has a degree in Phisics (UFRGS, Porto Alegre,1972), also graduated in Monetary Economy (Fundação Regional de Economia, S.Maria, RS, 1987) e Master in Financial Administration (UFRGS, Porto Alegre, 1993). Worked at Banco do Brasil and also was member of fiscal board in several companies as Marcopolo S A, Gerdau S A, AES Eletropaulo, AES Tiete e MARFRIG. Certified as Fiscal Board by IBGC (Brazillian Institue of Corporate Governance). Teaches financial administration at UFRGS

12.8.b. Condemnations	Ropberto Lamb does not have any criminal conviction nor condemnation by law court nor by CVM (brazillian SEC), that shuld preclude or restrain the exercise of any professional activities.
12.9. Marital status	Ropberto Lamb has no marriage relationship, nor relatives relations to inform under item 12.9 of “Formulário de Referência” (ICVM 480)
12.10.a. subordination relationship, work for hire or in controlled companies in the last 3 years among company’s board and controlled company, directly or not, by the issuer.	Not applied
12.10.b. subordination relationship, service provider or in controlled companies in the last 3 years among the issuer manager and the controlling shareholder, directly or not, by the issuer.	Not applied
12.10.c. Where relevant, supplier, client, debtor or creditor by the issuer, by the controller company’s controlled or the controlled company’s controlled	Not applied

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.